March 15, 2024 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance Office of Trade & Services

100 F Street NE

Washington, D.C. 20549

Attn:  Nasreen Mohammed

   Theresa Brillant

   Rucha Pandit

   Donald Field

Re:	SEAC II Corp.

Amendment No. 2 to Registration Statement on Form S-4

Filed March 8, 2024

File No. 333-276414

Ladies and Gentlemen:

On behalf of our client, SEAC II Corp., a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced Amendment No. 2 to the Registration Statement on Form S-4 submitted on March 8, 2024 (the “Registration Statement”), contained in the Staff’s letter dated March 14, 2024 (the “Comment Letter”).

The Company has filed via EDGAR Amendment No. 3 to the Registration Statement on Form S-4 (“Amendment No. 3”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in Amendment No. 3. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 3.

Amendment No. 2 to Registration Statement on Form S-4

Studio Business of Lions Gate Entertainment Corp.

Unaudited Interim Financial Statements

Note 10: Revenue, page F-116

1.

We note your response to prior comment 6. Please tell us why amounts previously classified as unbilled receivables in the eOne historical balance sheet can now be classified as accounts receivable and explain the significant difference in the accounting policy at eOne which precipitated this treatment.

Response: The Company respectfully advises the Staff that LG Studios’ policy is to reflect amounts due from customers that will be due and invoiced with the passage of time (i.e., unbilled receivables) within accounts receivable on the combined balance sheet. LG Studios’ policy is to classify amounts due from customers where payment is conditioned on something other than the passage of time (i.e., contract assets) within other current or long-term assets. A contract asset under ASC 606 Revenue from Contracts with Customers, (“ASC 606”) is defined as “An entity’s right to consideration in exchange for goods or services that the entity has transferred to a customer when that right is conditioned on something other than the passage of time (for example, the entity’s future performance)”. Thus, where revenues are recognized but payment is contingent upon satisfying other, unrelated performance obligations in the agreement, LG Studios classifies those receivables as contract assets within other current or long-term assets as applicable. Where the amount payable under an agreement is considered an unconditional right to consideration because only the passage of time is required in order to be entitled to payment, the amount is included in accounts receivable.

LG Studios understands that eOne has historically considered unbilled receivables (i.e., receivables in which all the required ASC 606 conditions have been met for revenue recognition, and the collection of the receivable is subject to the issuance of an invoice and/or the passage of time) as contract assets and that unbilled receivables are therefore included in “prepaid and other current assets” and “other assets.”

Accordingly, the reclassification of certain eOne contract assets to accounts receivable is made to conform with LG Studios’ classification of receivables that will become due with only the passage of time.

United States Securities and Exchange Commission

March 15, 2024

Entertainment One Film and Television Business

Notes to Combined Financial Statements, page F-151

2.

We note your response to prior comment 8 and reissue the comment in part. Please further explain to us your contract asset balances, specifically the timing lag in invoicing and receiving cash flows and the recognition of revenues.

Response: The Company respectfully advises the Staff that eOne’s contracts with customers include the license of intellectual property for television in both linear and streaming formats in which revenue is recognized when the intellectual property has been delivered and the television window is available for airing. The majority of eOne’s contract asset balance relates to this revenue stream wherein the intellectual property has been delivered and is available for airing and thus revenue has been recognized in accordance with ASC 606 for functional intellectual property; however, the payment terms under the contract with the customer may span over a longer period, as stated in the contract. Thus, the lag in invoicing from time of revenue recognition can vary based on the terms of the contract. Once invoiced, payments are due immediately, and eOne’s two largest customers have an auto pay arrangement whereby they pay on the contractual due date. The majority of the contract asset balance, representing $319,045,000 at December 31, 2022, was due within one year.

General

3.

We note your disclosure on page 60 regarding how you believe you have satisfied the 80% test for Nasdaq listing. Please note we are considering how this transaction complies with Nasdaq Rule IM-5101-2.

Response: IM 5101-2 requires SEAC to “complete one or more business combinations having an aggregate fair market value of at least 80% of the value of the deposit account (excluding any deferred underwriters fees and taxes payable on the income earned on the deposit account) at the time of the agreement to enter into the initial combination.” As the Division of Trading and Markets has explained, “the 80% requirement ensures that the founders of the SPAC will not seek a very small SPAC target solely to ensure they successfully complete a business combination in order to break escrow and thereby earn their payment (promote) for finding a target.” (Release No. 34-93219; File No. SR-NASDAQ-2021-054; September 30, 2021). Thus, the requirement is simply that the target company have a fair market value of at least 80% of the value of the trust account, regardless of the percentage ownership that the SPAC’s shareholders have in the combined company upon completion of the business combination. Indeed, as the Staff is aware, most SPAC business combinations result in the SPAC’s shareholders having a minority interest in the combined company.

Here, the Business Combination clearly complies with IM-5101-2. As disclosed on page 138 of the Registration Statement, the enterprise value ascribed to the Studio Business in the Business Combination is $4.6 billion. The value ascribed to the Studio Business in the Business Combination is in excess of 80% of the trust account value of approximately $794.75 million at the time SEAC entered into the Business Combination Agreement.

4.

We note that cash based on funds remaining in the trust account may be issued to nonredeeming public shareholders as part of the merger consideration. Please tell us how this use of funds is consistent with the disclosure in the Form S-1 for Screaming Eagle Acquisition Corp.’s IPO that, if “not all of the funds released from the trust account are used for payment of the consideration in connection with our initial business combination, we may use the balance of the cash released to us from the trust account following the closing for general corporate purposes.”

Response: The Company believes that using cash as a potential component of the merger consideration payable to non-redeeming public shareholders is consistent with the disclosure in the Form S-1.

When SEAC conducted its IPO, it had not identified its business combination target, and therefore could not anticipate the structure or specific terms of the business combination with its ultimate target. In particular, it raised a certain amount of capital in its IPO but could not predict the specific amount of such capital that would be required by its business combination target. Accordingly, the language excerpted by the Staff from the Form S-1 provided investors with a non-exhaustive list of examples of what the Company “may” do in the case that not all of the funds released from the Trust Account were used for payment of the consideration in the Company’s initial business combination; the use of the word “may” indicates that it did not purport to be a complete list or limit the use of funds in any way. The word “may” is an expression of possibility, not a limitation. Moreover, the examples presented in the Form S-1 are for use of the cash by the combined company following the business combination, and do not purport to describe other uses of cash in order to effect or facilitate the business combination.

Here, as disclosed in the Registration Statement, Lions Gate Parent required that the Business Combination be structured to limit the amount of equity which could be issued to shareholders other than Lions Gate Parent in order to preserve its ability to conduct a future spin-off in a tax efficient manner. Accordingly, cash was included as a potential component of the merger consideration payable to SEAC’s public shareholders depending on the amount of redemptions, which is inherently uncertain. Employing the cash in this manner is simply effecting the transaction in the manner required by the terms of the transaction, with full disclosure to investors prior to the redemption deadline date and the date of the SEAC Shareholders’ Meeting when investors must make an investment decision as to whether to participate in the Business Combination and/or approve the transaction. There was no possibility to proceed with the transaction without complying with this requirement of Lions Gate Parent. The alternative would have been for SEAC to wind up and redeem all of its public shares for cash, which would have foreclosed any ability for public shareholders to participate in any Business Combination. The excerpted language is not in any way inconsistent with the transaction structure in which cash may be used as a component of the merger consideration payable to non-redeeming public shareholders.

* * *

Please do not hesitate to contact Joel Rubinstein at (212) 819-7642 or Jonathan Rochwarger at (212) 819-7643 of White & Case LLP with any questions or comments regarding this letter.

Best regards,

/s/ White & Case LLP

cc:	Eli Baker, SEAC II Corp.

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